EXHIBIT 4.4

DESCRIPTION OF CAPITAL STOCK OF LANNETT COMPANY, INC.

The following description of the general terms and provisions of our common stock is a summary only and therefore is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our certificate of incorporation and our bylaws. Our certificate of incorporation and our bylaws have previously been filed as exhibits with the SEC.

General

We have authority to issue 100,000,000 shares of common stock, $0.001 par value per share. As of July 31, 2019, we had 40,405,663 shares of common stock issued and outstanding. We do not have any preferred stock authorized or issued.

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights.

Dividends

Holders of shares of our common stock are entitled to dividends as and when declared by our board of directors from funds legally available therefore, and upon our liquidation, dissolution or winding-up are entitled to share ratably in all assets remaining after payment of liabilities. We have not paid any dividends and do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends is limited by the terms of our outstanding credit facility. It is our present policy to retain earnings, if any, for use in the development of our business.

Liquidation

Subject to any preferential rights of any then outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any then outstanding preferred stock.

Rights and Preferences

Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation, bylaws and Delaware law contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us.  However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Election and Removal of Directors.    Our bylaws require that directors may be removed without cause only with the approval of the stockholders holding a majority of the shares outstanding entitled to vote in the election of directors. Any director may be removed for cause by a vote of 80% of the other directors. Any vacancy on our board of directors, including vacancies resulting from increasing the size of our board of directors, may be filled by a majority of the remaining directors in office. The foregoing provisions could make our acquisition by a third party, a change in our incumbent directors, or a similar change of control more difficult by limiting the methods available for removing directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

No Cumulative Voting.    Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Exclusive Forum.    Our bylaws provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Limitations on Liability.    In accordance with the DGCL, our certificate of incorporation expressly provides that our directors are not liable to us or to our stockholders for monetary damages for breach(es) of fiduciary duty as a director except to the extent otherwise provided by applicable law. Under the DGCL, a director’s liability may not be eliminated:

• for any breach(es) of the director’s duty of loyalty to us or to our stockholders;

• for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

• for certain unlawful dividend payments or stock redemptions or repurchases; and

• for any transaction from which the director derives an improper personal benefit.

The effect of the provisions of our certificate of incorporation is generally to eliminate our right and the rights of our stockholders to recover monetary damages against a director for his or her breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent conduct). These provisions do not limit or eliminate our right or the right of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

The foregoing limitation on liability and indemnification may impede a change of control event to the extent that a hostile acquirer seeks to litigate its contest for control with our directors and officers.

Stock Exchange Listing

Our common stock is listed and traded on the New York Stock Exchange under the symbol “LCI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., 250 Royall St, Canton, Massachusetts 02021.